SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2024

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, announces that on February 14, 2024, the Company received a notification from the Israel Competition Authority, according to which, after examining the evidence, the Israeli Competition Authority is considering filing an indictment against the Company subject to a hearing, for the suspicions listed in the "Letter of Suspicions" attached to the notification ("Letter of Suspicions").

A similar notice has been provided to Mr. Zwi Williger, the controlling shareholder of the Company, who serves as the Chairman of the Board of Directors of the Company and the Chairman of the Board of Directors of Willi-food Investments.

The Letter of Suspicions refers to several interviews given by Mr. Williger to the media, that the Israeli Competition Authority is considering as an attempt to reach a restrictive agreement (the Company and Mr. Williger), and, in the case of Mr. Williger a violation of an officers' liability under the Economic Competition Law, 5748-1988.

According to the notices, the Company and Mr. Williger have been given the opportunity to present their arguments orally and in writing and to explain why indictment against them should be avoided.

To avoid any doubt, it is clarified that no decision has been made regarding the legal action against any of the aforementioned parties, and the decision on this matter is subject to the right to a hearing as mentioned above.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer

Date: February 14, 2024